News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Embargoed until 7.00am (GMT)
12 March 2013

Publication of Annual Reports and Financial Statements 2012 and
Notices of 2013 Annual General Meetings

Reed Elsevier has today published the following documents on its website www.reedelsevier.com.

•	Annual Reports and Financial Statements 2012 for the Reed Elsevier Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV (the “2012 Financial Statements”);

-	Reed Elsevier NV Corporate Governance Statement 2012;
-	Agenda with explanatory notes for the Reed Elsevier NV 2013 Annual General Meeting

(the “NV 2013 AGM Agenda”) to be held in Amsterdam on 24 April 2013;

•	Notice of the Reed Elsevier PLC 2013 Annual General Meeting (the “PLC 2013 AGM Notice”) to be held in London on 25 April 2013;and

•	Corporate Responsibility Report 2012.

The 2012 Financial Statements and the Reed Elsevier NV Corporate Governance Statement 2012 have been submitted by Reed Elsevier NV to the Netherlands Authority for the Financial Markets

(Autoriteit Financiële Markten). The 2012 Financial Statements and the PLC 2013 AGM Notice have been submitted by Reed Elsevier PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Annual Report 2012 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the Reed Elsevier website later today.

It is expected that the 2012 Financial Statements and the PLC 2013 AGM Notice will be mailed on

25 March 2013 to Reed Elsevier PLC shareholders and other interested parties who have not opted-in to Reed Elsevier PLC’s electronic communication programme.

After the respective publication dates, hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
REPLC.secretariat@reedelsevier.com	RENVsecretariat@reedelsevier.com

The total number of voting rights in Reed Elsevier NV’s issued share capital (exclusive of shares held in treasury) is currently 685,947,352. The total number of voting rights in Reed Elsevier PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,194,918,299.

Directors’ Responsibility Statement

Additional information required to be made available by Reed Elsevier PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Services Authority, to the extent not already included in the Reed Elsevier 2012 Results Announcement issued on 28 February 2013, is set out below.

 Reed Elsevier PLC’s Directors’ Responsibility Statement

 Anthony Habgood and Duncan Palmer, Chairman and Chief Financial Officer respectively, on behalf of the Board of Reed Elsevier PLC, confirm that to the best of their knowledge:

-      the 2012 consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

-      the directors’ report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Forward looking statements

The Reed Elsevier Annual Reports and Financial Statements 2012 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements are referenced in the filings of Reed Elsevier with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724

Colin Tennant (Investors)
Tel: +44 20 7166 5751

Notes to editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 30,000 people, including more than 15,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £15bn/€17bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.